A.G.P./Alliance Global Partners

590 Madison Avenue

New York, NY 10022

September 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:  Joshua Gorsky

Re:	XORTX Therapeutics Inc.
Registration Statement on Form F-1
File No. 333-267328
Request for Acceleration

Ladies and Gentlemen:

A.G.P./Alliance Global Partners (“A.G.P.”), as underwriter for the referenced offering, hereby concurs in the request by XORTX Therapeutics Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m., Eastern Time, on September 19, 2022, or as soon as practicable thereafter. A.G.P. affirms that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Pursuant to Rule 460 under the Act, please be advised that A.G.P. will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

A.G.P. has been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director